SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  RIDE, INC.

                           (Name of Subject Company)

                             MINOTAUR CAPITAL, INC.

                                    (Bidder)

                           COMMON STOCK, NO PAR VALUE

                         (Title of Class of Securities)

                                   765689104

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                DAVID J. FEINGOLD
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             MINOTAUR CAPITAL, INC.
                               3300 PGA BOULEVARD
                           GARDENS PLAZA OFFICE TOWER
                                    SUITE 410
                          PALM BEACH GARDENS, FL 33410
                                 (561) 630-6727

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              ROBERT CRITTON, ESQ.
                            BURMAN, CRITTON & LUTTIER
                               712 US HIGHWAY ONE
                                    SUITE 300
                           NORTH PALM BEACH, FL 33408

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1

CUSIP NO. 765689104

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(1) Name of reporting persons: MINOTAUR CAPITAL, INC.

I.R.S. Identification No. of above person (entities only): APPLIED FOR

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(2) Check the appropriate box if a member of a group (see instructions):

                                                                         (a) / /

                                                                         (b) / /

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(3) SEC use only

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(4) Source of funds (see instructions): AF,OO

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(5) Check box if disclosure of legal proceedings is required pursuant to Items
2(e) or 2(f)

                                                                             / /

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(6) Citizenship or place of organization: Florida

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(7) Aggregate amount beneficially owned by each reporting person: 120,800 shares of common stock as of 4/7/99
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(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             / /

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(9) Percent of class represented by amount in Row (7): .85%

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(10) Type of reporting person (see instructions): CO

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

                                AMENDMENT NO.1 TO
                                 SCHEDULE 14D-1

                                  TENDER OFFER

    This Amendment No. 1 to the Tender Offer Statement filed on Schedule 14D-1 (the "Schedule 14D-1") relates to an amendment of the tender offer by MINOTAUR CAPITAL, INC., a Florida corporation ("Purchaser") to purchase fifty one percent (51%) of all outstanding shares of common stock, no par value per share (the "Company Common Stock"), of RIDE, INC., a Washington corporation (the "Company"), which was originally filed on April 6, 1999 with the Securities and Exchange Commission and which made an offer for a purchase price of $1.25 per Share, net to the seller, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 6, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and all related documents, as each may be amended and supplemented from time to time, constitute the "Offer"). This Amendment No. 1 is intended to amend and supplement the Offer only to the extent stated herein, all other terms and conditions of the Offer shall remain the same unless specifically changed as referenced in this Amendment No. 1 to the Offer.

ITEM 1. SECURITY AND SUBJECT COMPANY.

         See Amendment No. 1 Information Statement attached hereto and incorporated herein by reference

ITEM 2. IDENTITY AND BACKGROUND.

         See Amendment No. 1 Information Statement attached hereto and incorporated herein by reference

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         See Amendment No. 1 Information Statement attached hereto and incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Amendment No. 1 Information Statement attached hereto and incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         See Amendment No. 1 Information Statement attached hereto and incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         See Amendment No. 1 Information Statement attached hereto and incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

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


         See Amendment No.1 Information Statement attached hereto and incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         See Amendment No. 1 Information Statement attached hereto and incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         See Amendment No. 1 Information Statement attached hereto and incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         See Amendment No. 1 Information Statement attached hereto and incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

ex(1)     --         Press Release by Minotaur Capital, Inc., April 12, 1999





                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 12, 1999          MINOTAUR CAPITAL, INC.
                                By:    /s/ David J. Feingold
                                Name:  David J. Feingold
                                Title: President and Chief Executive Officer


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


                      AMENDMENT NO.1 INFORMATION STATEMENT
                               TO THE TENDER OFFER
                                       OF
                             MINOTAUR CAPITAL, INC.
                                    (BIDDER)
                    FOR FIFTY ONE PERCENT OF THE COMMON STOCK
                                       OF
                                   RIDE, INC.
                                (SUBJECT COMPANY)


         This Amendment No.1 Information Statement is intended to amend and supplement the Offer and all documents related thereto. To the extent a term or condition of the Offer is not amended or supplemented by any term, condition or information contained herein, then all other terms, conditions and information originally set forth in the Offer of April 6, 1999 shall still be in full force and effect.

         The Bidder originally undertook its tender offer on April 6, 1999 by simultaneously making a press release and filing a Schedule 14D with the Securities and Exchange Commission. The Offer specified a price of $1.25 per share for the common stock of Ride, Inc. for the stock which was sought to be purchased. Subsequent to the Offer, the Bidder reviewed comments from shareholders as well as non-shareholders and determined that the price of $1.25 was unlikely to be accepted.

         The Bidder was also contacted by persons who are either directly or indirectly in competition with Ride, Inc. or who have knowledge of the industry and the operation of Ride, Inc. Some of those persons expressed an interest in participating in the bid for Ride, Inc. and/or providing services or competing bids for Ride, Inc. To date, the Bidder has made no agreement with any of said persons to work together in an effort to acquire some or all of Ride, Inc. However, the Bidder may consider strategically aligning itself with a future partner if such alignment would assist Bidder, however there is no guarantee that this will in fact take place.

         The Bidder has continued to acquire shares of Ride, Inc. and since the announcement of the tender offer the Bidder has increased its holdings by over sixty percent and paid for shares in the open market at prices as high $1.25 per share.

         Based on comments from shareholders and non-shareholders the Bidder has decided to increase the price it is willing to pay per share to $2.25 (two dollars and twenty five cents). The Bidder believes that this represents a fair price and is based on the most recent financial data available and comments reviewed. Any favorable change in the financial condition of Ride, Inc. may influence the Bidder to again alter its tender offer price, however, there is no guarantee that the Bidder will make any further offers.



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